
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

January 17, 2008

Mr. Lloyd V. Delano
Chief Accounting Officer
The Meridian Resource Corporation
1401 Enclave Parkway, Suite 300
Houston, TX 77077

> **Re:** **The Meridian Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Response Letter Dated December 3, 2007**
> **File No. 1-10671**

Dear Mr. Delano:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Overview, page 22

1.   We note your response to our prior comment number one. Please explain why you believe it is appropriate under the full cost method of accounting for oil and gas activities, to expense the cost of injectants used to pressurize a reservoir that may lead to the recognition of reserves. Please explain in detail why you believe these costs represent production costs.

Critical Accounting Policies and Estimates

Full Cost Ceiling Test, page 35

2.   Please note that we continue to consider your response to our prior comment number three and we may have further comment. To help us better understand your interpretation of SAB Topic 12:D.3.c, please tell us why you believe this guidance is elective.

3.   Please also provide us with an understanding of your historical application of this guidance. Tell us whether or not, since your election to follow the full-cost method of accounting for oil and gas activities, there have been instances where you have used subsequent information such as increasing prices or the proving of additional reserves to not recognize an excess cost ceiling limitation. If so, please tell us the date subsequent to period end that you used to perform your ceiling test recomputation from period to period.

4.   Please tell us if you have considered the auditing standards guidance for subsequent events found in AU Section 560 when evaluating your ceiling limitations, as indicated in SAB Topic 12:D.3.c.

5.   We note your response indicates that the impairment could have been "reduced" had you elected to consider subsequent information for ceiling limitation recomputation purposes. As indicated in our prior comment, we note that Henry Hub prices for natural gas at various dates in October 2006, exceeded the price level that existed at June 30, 2006. Please explain why your oil and gas properties were not impaired at an earlier date. To facilitate our understanding, it may be helpful to provide us with an analysis of the information used to perform your ceiling test.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief